

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

Richard A. Brand
Principal Executive Officer
Fortune Rise Acquisition Corp
13575 58th Street North, Suite 200
Clearwater, FL 33760

      Re: Fortune Rise Acquisition Corp
             Preliminary Proxy Statement on Schedule 14A
             Filed September 22, 2023
             File No. 001-40990

Dear Richard A. Brand:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Real Estate & Construction

cc: Mike Bradshaw